RadHash LTD. (the "Company") a Delaware Corporation

Financial Statements

As of inception (August 11, 2023) - December 31, 2023

RadHash LTD.
Balance Sheet

Balance Sheet	Dec 31, 2023
Assets	
Current assets:	
Cash and cash equivalents	$70.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$70.00**
Property and equipment - net	$0.00
Long-term assets:	
Research and development	$96,550.00
Total long-term assets	$96,550.00
Total assets	**$96,620.00**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$95,920.00
Total liabilities	**$95,920.00**
Stockholders' Equity:	
Total value of common stock issued	$634.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$66.00
Total stockholders' equity:	**$700.00**
Total liabilities and stockholders' equity:	**$96,620.00**

Unaudited

RadHash LTD.
Income Statement

Income Statement	Year Ended Dec, 2023
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

Unaudited

RadHash LTD.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$40.00
Net increase/decrease in cash	$0.00
Cash at the end of period	$40.00

RadHash LTD.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023
Opening Balance	$0.00
Net profit/loss	$0.00
Stock Issued	$634.00
Preferred Stock Issued	$0.00
Ending Balance	$10,670.00

RadHash LTD.
Notes to the Financial Statements
As of inception (August 11, 2023) - December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

RadHash LTD. (the "Company") is a corporation organized on August 11, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On November 2023, the Company obtained a $90,000 bridge loan from LOLIN LLC, which is owned by an officer of the Company.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.